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Exhibit 12

Neenah Paper, Inc. and Subsidiaries

Statement Regarding the Computation of

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended
		Years Ended December 31,
	March 31, 2005
		2004	2003	2002	2001	2000
Income (loss) before income taxes	$4.2	$(41.3)	$63.3	$99.3	$110.1	$270.1
Plus, fixed charges	5.0	2.7	0.9	0.8	0.9	0.8

Numerator	9.2	(38.6)	64.2	100.1	111.0	270.9

Interest expense (including amortization)	4.7	1.6	0.0	0.0	0.0	0.0
Interest portion of rent expense	0.3	1.1	0.9	0.8	0.9	0.8

Fixed charges	5.0	2.7	0.9	0.8	0.9	0.8

Ratio of earnings to fixed charges	1.8x	(1)	71.3x	125.1x	123.3x	338.6x

(1)
For the year ended December 31, 2004, our earnings were insufficient to cover fixed charges by $41.3 million.

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Neenah Paper, Inc. and Subsidiaries Statement Regarding the Computation of Ratio of Earnings to Fixed Charges (Dollars in millions)